March 7, 2025

Christopher Forsythe
Chief Financial Officer
Atmos Energy Corp
1800 Three Lincoln Centre
5430 LBJ Freeway
Dallas, TX 75240

       Re: Atmos Energy Corp
           Form 10-K for the Fiscal Year ended September 30, 2024
           Filed November 18, 2024
           File No. 001-10042
Dear Christopher Forsythe:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year ended September 30, 2024
Properties, page 21

1. We note your disclosure regarding the underground distribution and transmission mains, indicating you have a program of "continuous inspection and repair" and that you believe the system is in good condition. However, on page 78, you reference an investigation by the National Transportation Safety Board of two incidents early last year, though without providing details or context, or discussing the implications.

       Based on the preliminary report, we understand that the investigation pertains to two explosions that destroyed homes that were served by your natural gas distribution system in Jackson, Mississippi, and that you had known of gas leaks in close proximity to the explosions beforehand and subsequently found additional leaks on mechanical couplings near the previously identified leaks, to include the detection of subsurface gas near both locations where the explosions occurred and near the
 March 7, 2025
Page 2

       foundations of adjacent homes. The report indicates the natural gas distribution system serving those properties was installed in the 1960s and early
1970s.

       Given these findings, and considering your risk factor disclosure on page 18, indicating significant capital expenditures are required to modernize your distribution and transmission system, it appears that you should provide more details regarding the condition, suitability, and adequacy of your pipeline systems, such as the age of those systems, incidence of leak detections, and programs to replace or upgrade those systems to comply with Instruction 1 to Item 102 of Regulation S-K.

       For example, considering the age of the system associated with the incidents, disclose your view on the remaining serviceability of the 50-60 year-old pipeline system, and clarify how the age of your other pipleline systems compare, with quantitative details that provide meaningful differentiation based on the age of your systems.

       Please discuss the nature and scope of any plans to replace or upgrade the aging systems in your network, to include the timeframe, duration, and estimated costs, or clarify if your approach is limited to conducting repairs, in which case also discuss the limitations of that approach. Please also discuss any factors that hinder your ability to upgrade and replace systems that are near the end of their servicable lives.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Mark Wojciechowski at 202-551-3759 or Karl Hiller at 202-551-3686
if you have questions regarding comments on the financial statements and related matters.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation